

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Mark Newbauer
President and Chief Executive Officer
Mike the Pike Productions Inc.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

> **Re:** **Mike the Pike Productions Inc.**
> **Form 10-12G**
> **Filed October 27, 2014**
> **File No. 000-55298**

Dear Mr. Newbauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. Please confirm your understanding. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it goes effective with material deficiencies, if applicable, and refiling it.

2. Your disclosure on page 11 that your stock is quoted on the OTC Bulletin Board and the OTC Markets seems to contract your disclosure on page 18 that your stock is quoted only on the OTC Bulletin Board. In addition, we were unable to locate your stock on the OTC Bulletin Board website at http://www.otcbb.com/asp/symbol.asp?issues=AllOTCBB& searchby=symbol&searchfor=MIKP&searchwith=starting&x=0&y=0, and the OTC

Markets Group Inc.'s website at http://www.otcmarkets.com/stock/MIKP/quote states it "it has discontinued the display of quotes . . for this security." Please advise and revise throughout for consistency. In addition, we note your disclosure on page 10 that the trading of your shares was halted by the SEC and FINRA. Please disclose the circumstances under which the trading of your shares was halted. In your response, please tell us if this occurred under a previous name of your company.

3. Depending on your response to our comment above, it appears that you may qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose.

Business, page 4

4. Please substantially revise your business section to disclose how you intend to achieve your business goals. In this regard, we note the description of your goals on page 6 in your Future Acquisitions section. Disclose the steps you intend to take to accomplish your goals, a timeline of when you intend to take such steps, an estimated budget for each step, the challenges you may face in accomplishing each step and what steps you have taken so far to accomplish your goals. In addition, we note your disclosure that you will require additional financing to achieve your business goals. If financing is currently not available to you, please make that clear. Please disclose the amount your currently have in your treasury and your current monthly "burn rate."

5. Please briefly explain how you are currently making money.

Overview, page 4

6. Please add a brief description of your subsidiary ServeNation, Inc. or advise. Refer to page F-19 of your registration statement and your website at http://mtpprods.com/press-releases/.

7. We note your disclosure on page 4 that you have a partnership agreement with Spoke Lane Entertainment. Please disclose the material terms of this agreement and file it as an exhibit to your registration statement with the next amendment.

8. If material to your business, please describe your relationship with TomCat Films, LLC here. Refer to Exhibit 10.2 of your registration statement.

Business, page 4

9. Please describe how you ensure that "commercial prospects are reasonably assured" and how you mitigate investment risks on page 4 or indicate it is your belief that you choose endeavors that are reasonably assured.

Forecasted Sales and Operations, page 5

10. Please disclose the basis for the expected sales amounts presented here and why you believe such expectations are reasonable.

11. Your disclosure on page 6 that "Mike the Pike Productions Inc. has a track record for identifying strong prospects for financial return" seems to contradict your disclosure on page 5 that you "are in the development stage" and that you are subject to risks, including "the uncertainty of [your] technology and intellectual property resulting in successful commercial products or services as well as the marketing and customer acceptance of such products or services." Please revise for consistency.

12. We note your disclosure that your have secured positions in industry-relevant motion picture(s) and literary asset(s) with vested equity toward speculative returns and that you have been successful in securing an attractive projects base during the recent economic down turn. Please disclose the details of the positions that you have secured and the amount of invested equity. In addition, disclose the components of your projects base and any other information you believe is helpful for investor's understanding of your projects base.

Future Acquisitions, page 6

13. Please describe the "one or more new media channels" you hope to acquire and how you intend to finance such acquisitions. In addition, tell us how you intend to "monetize projects" by disclosing whether you have any current financing plans. In this regard, we note your disclosure on page 18 that "510,000 shares of common stock are being, or have been publicly proposed to be publicly offered by the Company." We also note your disclosure that you intend to enter into negotiations with other companies "with the objective of exploring possible joint ventures and mergers." Please disclose whether you currently have any understandings or agreements with any companies related to acquisitions of businesses or divestitures. In this regard, we note your disclosure on page 18 that Mr. Newbauer is a shareholder in at least one potential acquisition candidate and that "[o]nce terms are finalized, the Company will fully disclose the same."

14. Please describe the rights you have with the properties / titles listed on page 6.

Risk Factors, page 8

Risk Factors Related to Our Common Stock and Market Liquidity, page 10

We cannot assure you that the common stock will become liquid, page 11

15. Please clarify what you mean by "if we failed to meet the criteria set forth in the SEC regulations" by identifying such "criteria." However, if you are referring to whether your common stock will meet the definition of "penny stock" as defined in Rule 3a51-1 under

the Exchange Act, please consider removing this part of the risk factor as you discuss this issue in the following risk factor.

Consolidated Financial Statements, page F-1

16. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders' Equity/(Deficit), page F-11

17. Please disclose the material terms and conditions of the preferred stock that has been issued, including dividend requirements and preferential rights.

Note 12: Subsequent Events, page F-12

18. Please disclose when the certain literary rights, purchased on your behalf and assigned to a third party in exchange for passive participation in exploitation of the rights disclosed here and on page F-24, were purchased. Also disclose the facts and circumstances, and your rights and responsibilities, associated with this transaction, and your accounting for the ongoing relationship.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Uncertainties, page 14

19. You disclosure on page 14 that states that you "are not a development stage company" contradicts you statement on page 5 that you "are in the development stage." Please revise for consistency. Please also revise for clarity in the first sentence, as it currently reads we are not a development stage company and "we have generated any revenues."

Liquidity and Capital Resources, page 15

20. Please disclose the consequences to you in regard to each debt that is in default so that investors may have a full understanding of the circumstances.

Future Financings, page 16

21. You disclose here that you have not yet determined a need for future financing. Since you have not yet established a steady stream of revenue, please explain how you intend to pay for the estimated costs you expect to incur as a public company of $40,000 for the twelve months following the effective date of this registration statement disclosed on

page 12. Also, your statement here appears to be inconsistent with disclosure elsewhere that you will require additional capital to finance your operations.

Acquisition of Sites and Equipment and Other Assets, page 16

22. You state here that you have disclosed several potential acquisition targets. Please cross reference to where such disclosure is located in your filing, and ensure that all associated facts and circumstances regarding such have been disclosed.

Properties, page 16

23. Please revise your disclosure in this section to state briefly the location and general character of any material physical properties of your company and your subsidiaries, and disclose whether you own or rent such properties. In addition, please discuss whether such property is adequate for your business plans. For example, discuss whether the physical property or properties you currently occupy are sufficient for your plans to develop and produce films.

Executive Compensation, page 17

Background of officers and directors, page 17

Mark B. Newbauer CEO/Founder, page 17

24. Please clarify what you mean by "[i]n early 2012, Newbauer strategized to launch MTP Media Holdings to envelop the Mike the Pike Productions Inc., Spokefish Entertainment and newly acquired subsidiary, Saint James Films, LLC." In this regard, we note that MTP Media Holdings does not appear to own a significant number of your shares. In addition, if material, please disclose your relationship with MTP Media Holdings in your business section.

25. Please disclose Mr. Newbauer's age pursuant to Item 401(a) of Regulation S-K.

Summary Compensation Table, page 17

26. Please clarify who serves as your CFO. In this regard, we note that you list both Ted Chalmers and James DiPrima as CFO. Please revise for clarity. Similarly, we note that you do not include James DiPrima in your summary compensation table, your Background of officers and directors section, your Security Ownership of Certain Beneficial Owners and Management and you refer throughout the filing to your "two officers and directors." Refer to page 10. Please revise accordingly.

27. For the stock awards reported in column (e) of your Summary Compensation Table on page 17 please include a footnote disclosing all assumptions made in the valuation by

reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or a discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Long-Term Incentive Plan Awards, page 17

28. Your disclosure on page 18 that you have not entered into employment contracts seems to contradict your disclosure on page F-9 that you "entered into an employment agreement with [your] CEO to pay him an annual salary of $60,000." Please revise for consistency or advise. If your employment agreement with your CEO is still in effect, please file it pursuant to Item 601 of Regulation S-K.

Certain Relationships and Related Transactions and Director Independent, page 18

29. Please identify the subsidiary that "Mr. Newbauer will continue to operate" on page 18.

30. We note your disclosure on page F-11 that your CEO contributed to rent and agreed to contribute his accrued salary and your disclosure on page F-12 that your CEO advanced personal funds in the amount of $87,052 and assumed $144,715 in corporate promissory notes. Please disclose these transactions here pursuant to Item 404 of Regulation S-K or tell us why this is unnecessary.

Market Price of and Dividend on the Registrant's Common Equity and Related Stockholder Matters, page 18

31. We note your disclosure that "as of June 16, 2014 . . . 0 shares of common stock can be sold pursuant to Rule 144 of the Securities Act of 1933, as amended." Please disclose when such shares may be sold pursuant to Rule 144, if applicable.

Description of Registrant's Securities to be Registered, page 18

32. Please delete your sentence that "no securities will be registered at this time" and provide a brief description of the securities you are registering in this registration statement pursuant to Item 202 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at Susan Block at (202) 551-3210with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        William Eilers, Esq.